March 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WF International Limited
Post-Effective Amendment No. 2 to Registration Statement on Form F-1
File No. 333-275382

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), The Benchmark Company, LLC, as representatives of the underwriters of the offering, hereby join the request of WF International Limited that the effective date of the above-referenced post-effective amendment to the Registration Statement on Form F-1 be declared effective at 4:15 p.m. (Washington, D.C. time) on March 26, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

The Benchmark Company, LLC

By: /s/ Michael Jacobs
Name: Michael Jacobs
Title: Managing Director, Head of Equity Capital Markets